Att 3.30.2004

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2004 WASH, D.C. 158

CM 3/25

SECURITI 04017663 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Founders Equity Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2602 McKinney Ave., Suite 220
(No. and Street)

Dallas (City) Texas (State) 75204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Spackman 214-871-3000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA Group, LLP
(Name – *if individual, state last, first, middle name*)

14241 Dallas Parkway, Suite 200 (Address) Dallas (City) Texas (State) 75254 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Spackman, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Founders Equity Securities, Inc., as of ____________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN MARIE STERN
MY COMMISSION EXPIRES
November 6, 2005

[Signature]
Signature

V.P. Fin Op
Title

Karen Marie Stern
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FOUNDERS EQUITY SECURITIES, INC.

DECEMBER 31, 2003 and 2002

KBA GROUP LLP
Certified
Public
Accountants

FOUNDERS EQUITY SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS

KBA™
GROUP | LLP
Certified
Public
Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Founders Equity Securities, Inc.
Dallas, Texas

We have audited the accompanying statements of financial condition of Founders Equity Securities, Inc. (a corporation and wholly-owned subsidiary of Founders Equity Group, Inc.), as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Founders Equity Securities, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 13 and 14 herein, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
January 20, 2004

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

FOUNDERS EQUITY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 105,218	$ 105,112
Deposits with clearing organization	25,000	25,000
Commissions receivable from clearing organizations	4,448	-
Securities owned:		
Marketable, at market value	34,693	29,205
Not readily marketable, at estimated fair value	116,480	63,046
Due from parent	-	120,260
Total assets	$ 285,839	$ 342,623

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Payable to clearing organization	$ -	$ 8,578
Due to parent	71,619	-
Total liabilities	71,619	8,578
Commitments and contingencies (Notes B and F)		
Stockholder's equity:		
Preferred stock, $100 par value, 1,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, no par value, 5,000,000 shares authorized, 1,000,000 shares issued and outstanding	235,998	235,998
Retained earnings (deficit)	(21,778)	98,047
Total stockholder's equity	214,220	334,045
Total liabilities and stockholder's equity	$ 285,839	$ 342,623

The accompanying notes are an integral part of these financial statements.

FOUNDERS EQUITY SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions and fees	$ 421,876	$ 905,409
Margin and credit interest rebates	8,624	10,781
Interest	808	357
Trading gains (losses), net	96,899	(128,461)
	528,207	788,086
EXPENSES		
Employee compensation and benefits	74,031	73,169
Commissions	69,360	593,000
Floor brokerage, exchange, and clearance fees	23,826	35,649
Communications and data processing	17,920	21,364
Interest	156	630
Occupancy	17,454	23,512
Professional fees	9,500	63,500
Other expenses	14,094	17,240
	226,341	828,064
NET INCOME (LOSS) BEFORE INCOME TAX BENEFIT (EXPENSE)	301,866	(39,978)
INCOME TAX BENEFIT (EXPENSE)	(111,691)	14,792
NET INCOME (LOSS)	$ 190,175	$ (25,186)

The accompanying notes are an integral part of these financial statements.

FOUNDERS EQUITY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2003 and 2002

	Common Stock		Retained Earnings	Total Stockholder's
	Shares	Amount	(Deficit)	Equity
Balances, December 31, 2001	1,000,000	$ 235,998	$ 223,233	$ 459,231
Distribution to parent	-	-	(100,000)	(100,000)
Net loss	-	-	(25,186)	(25,186)
Balances, December 31, 2002	1,000,000	235,998	98,047	334,045
Distribution to parent	-	-	(310,000)	(310,000)
Net income	-	-	190,175	190,175
Balances, December 31, 2003	1,000,000	$ 235,998	$ (21,778)	$ 214,220

FOUNDERS EQUITY SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 190,175	$ (25,186)
Securities received as payment for services	99,000	119,611
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Change in operating assets and liabilities:		
Receivable from clearing organization	(4,448)	805
Securities owned	(157,922)	(129,803)
Due to/from parent	191,879	116,885
Payable to clearing organization	(8,578)	(2,381)
Net cash provided by operating activities	310,106	79,931
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distribution	(310,000)	(100,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	106	(20,069)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	105,112	125,181
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 105,218	$ 105,112
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ 156	$ 630
Cash paid for income taxes	$ -	$ -

FOUNDERS EQUITY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Founders Equity Securities, Inc. (the "Company") is a wholly owned subsidiary of Founders Equity Group, Inc. (the "Parent") and acts as a broker, to introduce and forward all transactions and accounts of its customers to other brokers and dealers (who act as the Company's clearing broker), who carry such accounts on a fully disclosed basis. As the Company executes and clears all customer transactions with a clearing broker-dealer on a fully disclosed basis, it is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 subparagraph (k)(3)(ii).

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable

Management believes that all commissions receivable are fully collectible, therefore no allowance for doubtful accounts has been provided.

Securities Owned

The Company classifies all investments as trading securities as they are bought or acquired and held principally for the purpose of selling them in the near term. The investments in trading securities are reported at fair value, with unrealized gains and losses recognized in earnings. The costs of investment securities sold is determined using the specific identification method. Investment securities transactions are recorded based on the trade date. The investment securities collateralize the payable to clearing organization.

Commissions

Commission revenue and related expenses are recognized on a trade date basis.

FOUNDERS EQUITY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Income taxes are calculated as if the Company filed on a separate return basis. Current tax receivable/payable are included in due to/from Parent. Deferred tax assets and liabilities, if any, are recorded separately.

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used. Significant estimates include an allocation of operating expenses to the Company from the Parent as discussed in Note C.

Reclassifications

Certain 2002 amounts have been reclassified to conform to 2003 presentation.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On October 24, 2002 the Company changed its election from a $100,000 net capital requirement to operate under rule 15c3-1a(2)(vi), which provides for a $5,000 net capital requirement. At December 31, 2002, the Company had net capital of $146,358, which was $141,358 in excess of its required net capital of $5,000. At December 31, 2003, the Company had net capital of $92,538, which was $87,538 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1 and 0.06 to 1, respectively at December 31, 2003 and 2002.

FOUNDERS EQUITY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE C - RELATED PARTY TRANSACTIONS

The Parent pays substantially all of the operating expenses of the Company and assesses the Company a charge for its respective share of the operating expense under an expense sharing agreement. During 2003 and 2002, such expenses amounted to approximately $115,000 and $136,000, respectively, and were reimbursed to the Parent or included in Due from/to Parent. In addition, at December 31, 2002, the Company's income tax benefit was $14,792 and is included in Due from Parent at December 31, 2002. At December 31, 2003, the Company's income tax expense was $111,691 and is included in Due to Parent at December 31, 2003. The relationship and expense sharing agreement between the Company and its Parent could significantly effect the statements of financial condition, operations and cash flows as presented.

NOTE D - INCOME TAXES

The income tax benefit/expense for the years ending December 31, 2003 and 2002 includes only current tax benefits/expenses. There was no deferred income tax expense (benefit) for the years ending December 31, 2003 and 2002 or any deferred tax assets or liabilities at December 31, 2003 and 2002. The income tax benefit/expense for the years ended December 31, 2003 and 2002, in the Company's statements of operations has been computed as if the Company filed a stand-alone tax return. The entire expense for the year ended December 31, 2003 has been reflected as an increase in the amount due to Parent.

A reconciliation of the normally expected federal income tax benefit based on the U.S. Corporate income tax rate of 34% to actual benefit for the years ending December 31, 2003 and 2002 is as follows:

	2003	2002
Expected income tax benefit/expense	$ 102,634	$ 13,592
State income tax benefit/expense, net of federal income tax effect	9,057	1,200
	$ 111,691	$ 14,792

NOTE E - CONCENTRATIONS OF CREDIT RISK

Cash deposits are at risk to the extent that they exceed Federal Deposit Insurance Corporation insured amounts. To minimize this risk, management places its cash and cash equivalents with high credit quality financial institutions. At December 31, 2003, the Company had cash balances on deposit that exceeded the balance insured by the FDIC in the amount of $5,218.

The Company is engaged in various trading and brokerage activities which involve counterparties, primarily broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. All of the Company's commissions are received from one broker-dealer.

NOTE F - CONTINGENT LIABILITY

The Company has a contingent liability at December 31, 2003 and 2002 resulting from a customer default of approximately $700,000 on an account held by the Company's clearing broker in the ordinary course of business. The Company sought enforcement by the NASD during 2003 to require payment by the customer to the clearing broker. In December 2003, the Company was awarded damages of $665,791 by NASD Dispute Resolution, Inc., an arbitrator. Despite the fact that the Company received a favorable arbitration decision, if the customer is unable to repay this default, the Company will become responsible for such repayment. At December 31, 2003, the Company has not recorded any amount due to the Company under this arbitration decision. Currently, a shareholder of the Parent has placed cash collateral totaling $700,000 with the clearing broker securing this default. This cash collateral will remain with the clearing broker until the matter is resolved. Since there is adequate collateral to cover any potential liability, the Company has not recorded an accrual for this contingency. Management believes that the probable resolution of this contingency will not materially affect the financial position or results of operations of the Company.

SUPPLEMENTARY INFORMATION

FOUNDERS EQUITY SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL	
Total stockholder's equity	$ 214,220
Deduction for haircuts on investment securities, computed pursuant to Rule 15c3-1	(121,682)
Net capital	$ 92,538
AGGREGATE INDEBTEDNESS	
Due to parent	$ 71,619
CAPITAL REQUIREMENT PURSUANT TO RULE 15C3-1 EQUAL TO THE GREATER OF 6 2/3% OF AGGREGATE INDEBTEDNESS OR $5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 87,538
EXCESS NET CAPITAL AT 1000%	$ 85,376
RATIO: Aggregate indebtedness to net capital	0.77 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Stockholder's equity, as reported in Company's Part II (unaudited) FOCUS report	$ 272,566
Audit adjustment to record current year income tax expense	(111,691)
Audit adjustment to record additional overhead expenses	(55,188)
Audit adjustment to properly state securities owned	(4,970)
Audit adjustment to properly record securities received for services performed	110,200
Other	3,303
Total stockholder's equity per above	$ 214,220
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 164,157
Net audit adjustments	(71,619)
Net capital per above	$ 92,538

FOUNDERS EQUITY SECURITIES, INC.

SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

The Company's transactions with customers consist exclusively of acting as an introducing broker/dealer to a clearing broker/dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker/dealer who, in turn, carries all accounts of such customers. The Company, therefore, meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.